Exhibit 99.1

NXT Energy Solutions Reports Filing of Q2 Results and Related Conference Call

CALGARY, ALBERTA, August 27, 2014 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises that its interim financial and operating results for the three month and six month periods ended June 30, 2014 (“Q2-2014”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.  All selected and referenced financial information noted below should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related management’s discussion and analysis (“MD&A”) for Q2-2014.

Highlights

•	YTD revenues of $3.9 million

•	YTD net earnings of $1.3 million or $0.03 per share

•	Current strong financial position, with cash of ~$7 million

George Liszicasz, President and CEO of NXT Energy, noted “Although our revenue levels are lagging expectations for 2014, we are in pursuit of several high-impact projects in Mexico, the USA, South America, and the Pakistan / South Asia region.  We are pleased that Mexico, as part of its extensive energy industry reforms, has finally completed its “Round Zero” process, which gives clarity and certainty on which exploration areas it will retain, and which will become open to future international bid rounds.   Following this, and an extensive technical review process, NXT now has the opportunity to re-focus efforts on finalizing new survey contracts, both onshore and offshore, with Mexico’s national oil company, PEMEX.  Longer term, we will also be able to pursue contract opportunities with new exploration players who will be entering the Mexico market in 2015 with their Government’s announcement of the “Round One” exploration blocks that will be made available for bidding.”

NXT Energy also advises that it will be presenting as part of the Discussion Panel “The Challenge of LatAm’s Deepwater Fields at the 2nd Latam Oil and Gas Summit to be held in Houston, Texas on September 10 & 11, 2014.  NXT Energy will also be in attendance at the World National Oil Companies Congress Americas Workshop and Conference to be hosted by PEMEX September 23 to 26, 2014 in Cancun, Mexico.

NXT Energy will host a brief investor and media conference call on Thursday August 28, 2014 at 2:10 am MST (4:10 pm EST) to discuss the Q2 results and current business initiatives and recent developments. Interested parties are invited to participate in this call, by using one of the applicable numbers below:

Participant access code: 50089 (followed by the “#” key)

Toll Free Dial In Number:	1-855-353-9183 from Canada and USA
416-623-0333 Toronto
604-681-8564 Vancouver
403-532-5601 Calgary or International

Highlights of unaudited interim Financial Results

Highlights of NXT’s interim consolidated financial statements for the Q2-2014 and the 6-month year-to-date (“2014 YTD”) period, with comparative figures for 2013 periods, are as follows:

(unaudited - all in Canadian $)	Q2-2014	Q2-2013	2014 YTD	2013 YTD

Operating results
Survey revenues	$-	$-	$3,913,367	$2,684,095

Survey expenses	10,637	-	343,825	1,542,248
General & administrative expenses	1,047,939	1,000,437	1,995,467	1,932,087
Amortization and other expenses, net	227,885	118,191	232,003	136,421
Increase (decrease) in fair value of US$ Warrants	-	32,000	42,800	(140,000)
	1,286,461	1,150,628	2,614,095	3,470,756
Income (loss) before income taxes	(1,286,461)	(1,150,628)	1,299,272	(786,661)
Income tax expense	-	-	-	399,546
Net income (loss) for the period	(1,286,461)	(1,150,628)	1,299,272	(1,186,207)

Income (loss) per common share:
Basic	(0.03)	(0.03)	0.03	(0.03)
Fully diluted	(0.03)	(0.03)	0.02	(0.03)

# of common shares outstanding:
as at end of the period	44,733,843	41,554,959	44,733,843	41,554,959
weighted average for the period	44,732,085	41,554,959	52,819,673	41,554,959

(unaudited - all in Canadian $)	Q2-2014	Q2-2013	2014 YTD	2013 YTD

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	(1,286,461)	(1,150,628)	1,299,272	(1,186,207)
Add back non-cash items, net	163,852	142,045	352,581	90,489
	(1,122,609)	(1,008,583)	1,651,853	(1,095,718)
Net change in non-cash
working capital balances	1,018,278	641,389	(2,789,330)	(134,876)
Net cash (used in) operating activities	(104,331)	(367,194)	(1,137,477)	(1,230,594)
Financing activities	52,694	-	2,881,110	-
Investing activities	(2,374,493)	(1,326,319)	(3,384,178)	(3,130,835)
Net cash inflow (outflow)	(2,426,130)	(1,693,513)	(1,640,545)	(4,361,429)
Cash and cash equivalents:
start of the period	4,105,212	2,384,678	3,319,627	5,052,594
end of the period	1,679,082	691,165	1,679,082	691,165

Cash and cash equivalents	1,679,082	691,165	1,679,082	691,165
Short-term investments	5,830,423	3,265,008	5,830,423	3,265,008
Total cash and short-term investments	7,509,505	3,956,173	7,509,505	3,956,173

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include discussion of future survey contract opportunities.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.